FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)

Financial Statements and Supplemental Information

DECEMBER 31, 2018

(With the Report of the Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Supplementary Schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresters Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis X. Gannon — 732-855-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2018

AFFIRMATION

I, Francis X. Gannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Foresters Financial Services, Inc. for the year ended December 31, 2018 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis X. Gannon
Chief Financial Officer & Treasurer

Notary Public

LINA CORDERO
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50077875
My Commission Expires 2/27/2023

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2018

Table of Contents

This report contains (check all applicable boxes):	Page
(x) Facing Page	2
(x) Affirmation	3
(x) Report of Independent Registered Public Accounting Firm	5
(x) Statement of Financial Condition	7
(x) Statement of Operations and Comprehensive Loss	8
(x) Statement of Changes in Stockholder's Equity	9
(x) Statement of Cash Flows	10
( ) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)	
(x) Notes to Financial Statements	11
(x) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	22
(x) Computation for Determination of Reserve Requirements for Brokers and Dealers	23
(x) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	24
( ) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable)	
( ) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)	
( ) A copy of the SIPC Supplemental Report	
( ) A report describing any material discrepancies found to exist or found to have existed since the date of the previous audit	



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Foresters Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Foresters Financial Services, Inc. (the Company) as of December 31, 2018, the related statements of operations and comprehensive income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Restatement

As discussed in Note 2 to the financial statements, opening equity has been restated to correct a misstatement.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for Revenue in 2018 due to the adoption of *Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606)*.



Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2011.

New York, New York
March 13, 2019

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
(in thousands of dollars)

ASSETS

Cash and cash equivalents	$ 50,550
Cash and cash equivalents - restricted	3,987
Receivable from customers	15
Receivable from dealers	8,042
Receivable from funds - shares redeemed	10,588
Receivable from affiliated companies	838
Deferred sales commissions	172
Prepaid and other assets	1,914
Income tax receivable	222
Equipment and leasehold improvements (net of accumulated depreciation of $6,066)	5,507
Contract asset	15,400
TOTAL ASSETS	**$ 97,235**

LIABILITIES

Payable to customers - securities purchased	$ 11,016
Accrued commissions payable	2,582
Payable to dealers	9,890
Accounts payable and other liabilities	14,124
Payable to affiliated companies	1,418
Deferred income tax liability	2,625
Pension obligation	3,905
TOTAL LIABILITIES	45,559

SHAREHOLDER'S EQUITY

Common Stock (no par value; $5 stated value; 200 shares authorized, issued and outstanding)	1
Additional paid-in capital	169,966
Accumulated other comprehensive loss	(440)
Accumulated deficit	(117,851)
TOTAL SHAREHOLDER'S EQUITY	51,676
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 97,235**

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands of dollars)

REVENUES		
Commissions and fees	$	118,540
Investment and other income		78
TOTAL REVENUES	**$**	**118,618**
EXPENSES		
Commission expense		80,125
Employee compensation and benefits		31,401
Communication and data processing		5,362
Occupancy and equipment costs		7,553
Selling		2,136
Administrative		17,827
TOTAL EXPENSES		**144,404**
LOSS BEFORE INCOME TAXES		**(25,786)**
INCOME TAX BENEFIT		6,434
NET LOSS	**$**	**(19,352)**
OTHER COMPREHENSIVE INCOME		
Amortization of prior service costs		1,863
TOTAL OTHER COMPREHENSIVE INCOME		1,863
COMPREHENSIVE LOSS	**$**	**(17,489)**

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company Inc.)
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands of dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
BALANCE AT DECEMBER 31, 2017, as restated	$ 1	$ 144,966	$ (111,024)	$ (2,303)	$ 31,640
NET LOSS			(19,352)		(19,352)
CHANGE IN FUNDED STATUS OF BENEFIT PLANS				1,863	1,863
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			12,525		12,525
CAPITAL CONTRIBUTIONS		25,000			25,000
BALANCE AT DECEMBER 31, 2018	$ 1	$ 169,966	$ (117,851)	$ (440)	$ 51,676

SHARES OUTSTANDING
December 31, 2018 and 2017   200

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands of dollars)

Cash flows from operating activities:	
Net loss	$ (19,352)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization – fixed assets	1,478
Amortization of deferred sales commissions	122
Provision for deferred income taxes	4,147
Recovery of write-offs	483
Pension costs (income)	(936)
(Increase) decrease in operating assets:	
Receivable from customers	(10)
Receivable from dealers	(5,224)
Receivable from funds – shares redeemed	(7,880)
Deferred sales commissions	(66)
Due to and from affiliates	(205)
Prepaid and other assets	2,982
Contract asset	(700)
Increase (decrease) in operating liabilities:	
Payable to customers - securities purchased	4,405
Payable to dealers	8,625
Accrued commissions payable	(3,125)
Accounts payable and other liabilities	818
Net cash used in operating activities	(14,438)
Cash flows from investing activities:	
Purchase of equipment	(1,475)
Net cash used in investing activities	(1,475)
Cash flows from financing activities:	
Capital contributions	25,000
Net cash provided by financing activities	25,000
Net increase in cash and cash equivalents	9,087
Cash and cash equivalents, beginning of year	45,450
Cash and cash equivalents, end of year	$ 54,537
Supplemental disclosures of cash flow information:	
State taxes paid	$ 876

(See accompanying notes to the financial statements)

1. Nature of Operations

Foresters Financial Services, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Foresters Financial Holding Company, Inc (the "Parent"), which is a wholly-owned subsidiary of the Independent Order of Foresters ("IOF"), the Canadian parent company. The Parent operates a financial services complex whereby different entities, including the Company, provide varying services for the benefit of investors, registered investment companies and developers of financial products.

The Company is the underwriter of the First Investors family of mutual funds ("FI funds"), an affiliated fund family. As the underwriter, the Company also provides distribution and ongoing servicing of investors' accounts in the FI funds. In addition to the FI funds, the Company distributes and sells products developed by affiliated entities including, managed account investments (advisor shares), life insurance and annuities. To a lesser extent, the Company distributes mutual funds of unaffiliated fund families and provides custodial services to investors.

The Company distributes and sells the products primarily through a network of independent selling agents that are representatives licensed and registered with the Company (career distribution). To a lesser extent, the Company distributes FI funds through third party intermediaries. Contracts with intermediaries are negotiated and vary from company to company. The Company provides custodial services through an affiliated financial services firm.

The Company operates in a shared services environment with affiliated financial services firms whereby the companies share office space, data processing facilities, back office support, management support and other functions like licensing, registration and compliance. The nature of the Company's operations on a stand-alone basis is not necessarily indicative of the financial condition or results of operations that would have existed if the Company had been operated independently of its Parent.

The Company receives capital contributions from its Parent when capital falls below levels management believes are needed to effectively fund operations and maintain statutory minimums. The Parent made capital contributions of $10.0 million in August 2018 and $15.0 million in November 2018.

2. Restatement of Previously Issued Financial Statements

During 2018, management identified an employee benefit plan implemented in a prior year that was not recognized in previously issued financial statements. The Company restated equity as of January 1, 2018 in these financial statements for the prior years' impact of the benefit obligation under this plan.

The Company's opening equity as of January 1, 2018 was reduced by $3.7 million, to reflect the impact of the previously unrecognized benefit obligation for periods prior to 2018. This included a reduction in retained earnings of $1.4 million (net of $0.4 million of income taxes) and recognizing an accumulated comprehensive loss of $2.3 million (net of $0.7 million of income taxes).

The following table presents the corrections to the affected line items in the December 31, 2017 statement of financial condition (in thousands):

	As previously reported	Adjustments	As restated
Total assets	$ 64,156	$ 1,161	$ 65,317
Total liabilities	28,836	4,841	33,677
Equity	$ 35,320	$ (3,680)	$ 31,640
Retained deficit	$ (109,647)	$ (1,377)	$ (111,024)
AOCI	$ -	$ (2,303)	$ (2,303)

The net loss for the year ended December 31, 2017 was understated by $0.1 million, net of income tax benefit, as a result of the previously unrecognized benefit obligation.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements

Management determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active. The determinations of these fair value measurements consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market and are based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

In August 2018, the Financial Accounting Standards Boards (FASB) issued Accounting Standards Update (ASU) 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement,* which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. Adoption is effective for all entities for fiscal years beginning after December 15, 2019. Management will adopt the provisions of this guidance for its fiscal year beginning January 1, 2020 and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Cash and cash equivalents include cash of $46.5 million and investments in money market funds of $4.0 million.

Cash and cash equivalents of $4.0 million were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The special reserve bank account is reviewed and funded weekly and at each month end. The Company funded $0.6 million into this account after December 31, 2018 to comply with the minimum capital requirements.

In 2018, the Company adopted ASU 2016-18, *Statement of Cash Flows: Restricted Cash.* This ASU provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. Restricted cash is included in cash and cash equivalents – restricted on the statement of financial condition and the beginning and ending of the year cash and cash equivalents balances on the statement of cash flows. Cash and cash equivalents, beginning of year was adjusted to include $6.7 million of restricted cash as of December 31, 2017.

Receivables from and payables to dealers/customers

Receivables from and payables to dealers

Receivables from and payables to dealers include purchases and redemptions, respectively, of shares of the FI funds that have not settled as of the balance sheet date. At December 31, 2018, the Company was due approximately $8.0 million from dealers for purchases. The Company owed approximately $9.9 million to dealers for redemptions.

Receivables from and payables to customers

Receivables from customers include transactions where the customer purchased shares of the FI funds that have not settled as of the balance sheet date. At December 31, 2018, amounts due from customers for these transactions approximated $15 thousand.

Payables to customers include payable to the FI funds for customer purchases that have not settled at the balance sheet date. At December 31, 2018, the Company owed approximately $11.0 million for these transactions.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Depreciation and amortization are calculated using the straight line method over the estimated useful lives of the related assets, not to exceed 7 years, or the remaining life of the lease.

Management reviews equipment and leasehold improvements for impairment whenever indicators of impairment exist using a future cash flows model. Future cash flows are the future inflows the asset is expected to generate less the future outflows expected to be necessary to obtain those inflows. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue

In May 2018, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 clarifies the principles for recognizing revenue. The updated guidance requires an entity to recognize revenue as performance obligations are met, in order to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. This guidance was effective for public business entities for annual and interim reporting periods beginning after December 15, 2017, and the Company adopted this guidance on January 1, 2018. The impact of applying this guidance resulted in a cumulative effect adjustment that increased retained earnings by $12.5 million after-tax, which was due primarily to the recognition of variable commission revenue from the distribution of certain insurance products.

The Company allocates the amount to which it expects to be entitled (the price) for its services to each performance obligation in an arrangement and recognizes revenue when the corresponding performance obligation is satisfied. Some revenue streams include variable consideration. Revenue from variable consideration is recognized when it becomes probable that a significant reversal in cumulative revenue will not occur, which is when the associated uncertainty that drives the variability is resolved.

The performance obligations within agreements to separately distribute mutual funds, life insurance, annuity and investments in managed accounts are highly interdependent and interrelated and cannot be distinguished from each other. As such, the combined duties within each arrangement are considered a single performance obligation and revenue is recognized upon the transfer of the benefit to the customer. For the distribution of front-end loaded mutual funds and life insurance and annuity products, revenue is recognized when funds are invested or policies are issued (the point of sale). Underwriting services for the FI funds are not distinguishable from the distribution services for these products; accordingly, revenue from this service is recognized at the point of sale. Ongoing distribution and servicing are also not distinguishable from the point of sale. However, revenue associated with these services (e.g., 12b-1 and advisory fees) from the distribution of mutual funds and investments in managed accounts is based on the net asset value over an uncertain investment period and is recognized when the amount is known, which is monthly. As such, a portion of distribution revenue is recognized in periods subsequent to the satisfaction of the performance obligation.

The Company's sole performance obligation for the distribution of insurance products is satisfied upon the issuance of the policy. Commissions received on renewal premiums for insurance products are variable however, there is sufficient historical data that gives management a reasonable basis on which to estimate the value of that consideration for certain products when the policy is issued. As such, the commissions from the estimated future renewals of certain life products are recognized at the point of sale. For other life products, those commissions are recognized when the variability is resolved; generally, on an annual basis. As such, a portion of distribution revenue is recognized in periods subsequent to the satisfaction of the performance obligation.

Services provided under custodial arrangements are highly interdependent and interrelated and are considered a single performance obligation. Accordingly, revenue from custodial arrangements is recognized monthly as services are delivered. The Company is the principal in these arrangements but uses an affiliated entity to fulfill the service requirements. As such, the cost to use the affiliate is recorded monthly in proportion to the revenue recognized.

Income Taxes

The Company is included in the consolidated federal returns and certain state combined and unitary returns of the Parent, along with other wholly owned subsidiaries of the Parent. The Parent calculates and allocates the applicable federal and state taxes (benefits) and related income tax payments and refunds to each subsidiary separately for financial reporting purposes. As a result, the Company is reimbursed for tax benefits that result from its operating losses used by the Parent in its consolidated tax return.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled and the effect of a change in tax rates is recognized in income in the same period. A valuation allowance is recorded against deferred tax assets if management determines it is more likely than not, that such assets will not be realized.

Tax benefits from uncertain tax positions are recognized in the financial statements if management determines it is "more-likely-than-not" that the positions are sustainable, based on their technical merits. The term "more-likely-than-not" contemplates a likelihood of more than 50 percent and the determination of whether or not a tax position has met this recognition threshold depends on the facts, circumstances, and information available at the reporting date. If management cannot conclude this recognition threshold is met, none of the tax benefit provided by the position is recognized in the financial statements. Income tax liabilities for tax uncertainties are carried by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Subsequent Events

Subsequent events after the date of the statement of financial condition through the date that the statement of financial condition was available for issuance, March 13, 2019, have been evaluated in the preparation of these financial statements.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2018

4. Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

5. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Included in cash and cash equivalents are Level 1 financial assets consisting of investments in the First Investors Cash Management Fund of $4.0 million.

6. Shared Services

The Company and certain affiliates share office space and facilities costs, data processing, management, administration and other services. The Company allocates and is allocated shared costs based on usage or time incurred. During 2018, the Company allocated $16.5 million to affiliates for management, administration and other services and was allocated $7.4 million from affiliates for data processing services, office space and for management, administration and other services. The allocations are presented within the expense lines of the statement of operations. The Company also incurred $1.2 million for administrative and management services provided by IOF.

At December 31, 2018, the Company has receivables of $0.6 million and payables of $1.4 million with affiliates related to shared services.

7. Revenue

During the year ended December 31, 2018, the Company recognized revenue for the following services (in thousands):

Underwriting	$	3,031
Distribution and servicing:		
Dealer concessions		20,979
Commissions		38,564
12b-1 fees		31,191
Advisory fees		21,487
Custodial services		3,287
	$	118,540

Underwriting fees range between 10 bps and 75 bps depending upon the amount of investment, the fund and the accumulated investment by the individual investor. Fees for underwriting are received on the trade date for each sale of a FI fund and were earned during 2018 at a weighted average rate of 48 bps. As the underwriter of the FI funds, the Company also receives distribution and service fees ranging from 25 bps to 100 bps for the sale of certain classes of FI funds. These fees are received pursuant to the FI funds' distribution plan adopted under Rule 12b-1 of the Investment Company Act of 1940 (12b-1

fee). These fees are intended to cover the cost of distributing the funds and servicing the investors' accounts. Amounts are received monthly in arrears and are based on the fund's average daily net assets.

The Company receives fees under various arrangements for the distribution and service of mutual funds, life insurance, annuities and managed account investments. Dealer concessions received on the distribution of mutual funds is received on the trade date for each sale of a mutual fund. Dealer concessions range between 90 bps and 500 bps for the sale of FI funds and average 241 bps for the sale of mutual funds from other fund families. Distribution and service fees are received from underwriters of other fund families, from their 12b-1 fees, for the Company's distribution and service of those funds. These fees are received quarterly in arrears and have averaged approximately 25 bps (annually) of the underlying investments in 2018.

Commissions are received on the distribution of life insurance and annuities of affiliates upon the issuance of the underlying policy or product. IOF life commissions range between 90% and 152.5% of first year premium. Foresters Life Insurance and Annuity Company life commissions range between 50% and 83.8% of first year premium. Annuities commissions range between 4.1% and 5.8% of premium of consideration received by the insurance provider depending on the product sold. The Company recorded a $15.4 million contract asset for amounts due from related parties, for the estimated commissions on renewals, as variable revenue recognized on the distribution of certain insurance contracts. Management evaluates the contract asset annually for impairment and includes impairment assumptions in the determination of the asset. The contract asset increased during 2018 resulting in an additional $0.7 million of revenue included with commission income.

Fees earned from an affiliate for the distribution and servicing of managed accounts (advisory fee) are received quarterly based on the assets remaining on the advisory platform in which they are invested. The advisory fee can range up to 2.75% annually of the average assets on the advisory platform depending on the rate negotiated by the selling agent. The program fee for the advisory platform ranges from 25 bps to 40 bps based on the level of assets in the program. An affiliated developer of the platform retains the program fee.

The Company collects fees for custodial services annually in advance on March 31. The fees range between $8 and $30 per account depending on the type of investor account.

For the year ended December 31, 2018 the revenue recognized was derived from the following sources (in thousands):

Affiliated entities	$	87,268
Non-affiliated entities		7,417
Investors		23,855
	$	118,540

There is a direct cost associated with distribution and investor servicing which includes compensation of selling agents and subcontractor costs to deliver custodial services. For the year ended December 31, 2018 these costs totaled $83.9 million, which included $3.1 million of costs incurred to affiliated subcontractor for custodial services.

Beginning January 1, 2018, the fee for underwriting was separated from the fee for distribution of FI funds and is no longer commissionable.

At December 31, 2018, the Company has a receivable due from affiliated companies of $0.2 million related to revenue.

8. Benefit Plans

The Parent sponsors a profit sharing plan covering eligible employees of the Company and those of other wholly owned subsidiaries of its Parent. Contributions to the plan are determined annually by the IOF Board of Directors. For the year ended December 31, 2018, the Company contributed $0.6 million to the profit-sharing plan. In addition, the Parent sponsors a 401(k) savings plan that covers eligible employees of the Company and those of other wholly owned subsidiaries of its Parent, whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2018 was $0.1 million. Company contributions are included in employee compensation and benefits in the accompanying statement of operations.

The Company maintains an unfunded defined benefit pension plan. The plan is a non-qualified deferred compensation arrangement that provides certain key employees with the opportunity to earn deferred cash bonuses based on levels of historic production. To qualify for a possible benefit, an individual must satisfy the following criteria:

- Minimum of 10 years of service in their current position **_and_**

- The applicable office meets sales plans 4 out of a 10 year period **_or_**

- The office production grew 40% or more over the most recent 10 year period

Once qualified, the amount of benefit for which a participant is eligible is determined based on their average variable compensation (as defined) the participant received over the most recent 3-year period and the trailing 10-year cumulative growth of production in their office. Depending on the level of cumulative growth, a participant can be eligible to receive from 0% to 300% of their average variable compensation.

Upon retirement, a participant's benefit will be paid in five equal annual payments beginning on the date of termination of employment. The plan was frozen to new entrants effective June 1, 2018.

The following tables present the changes in the defined benefit pension obligation during the year (in thousands):

Change in Benefit Obligation

Benefit Obligation, January 1, 2018	$	4,841
Service Cost		362
Interest Cost		162
Actuarial (Gain)/Loss		(1,460)
Benefit Obligation, December 31, 2018	$	3,905

The Company recognized $0.9 million of pension costs associated with this plan during 2018 which included current year service costs of $0.4 million, interest of $0.1 million and amortization of prior service costs of $0.4 million. Pension costs are included with administrative expenses in the statement of operations. In addition, the Company realized $1.5 million of actuarial gains during 2018, which are included in the change in funded status of the plan that reduces the amount recognized in accumulated other comprehensive loss in the statement of shareholder's equity. Accumulated other comprehensive loss also includes a transition amount for prior year services of $0.4 million which is being amortized over the expected remaining service period.

The significant assumptions used to estimate the benefit obligation include: a discount rate of 4%, future compensation increases of 4%, average remaining service of 10 years for participants and no new participants to the plan (frozen to new entrants effective June 1, 2018).

9. Leases

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2026. Total occupancy costs were $5.0 million for 2018. Occupancy cost is presented in the accompanying statement of operations. The minimum annual rental commitments relating to leases in effect as of December 31, 2018, exclusive of taxes and other charges by lessors subject to escalation clauses are as follows (in thousands):

2019	$	4,661
2020		4,159
2021		3,438
2022		1,516
2023		460
2024 and thereafter		210
	$	14,444

In November 2018, the Company recorded a $0.2 million charge to occupancy and an offsetting liability for the abandonment of two sales office leases. The charge is measured as the remaining lease payments through termination date plus contractual termination fees.

In February 2016, the FASB issued ASU 2016-02, *Leases,* which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Management expects to adopt the provisions of this guidance. Management believes the most significant effect of adopting the accounting standard relates to the recognition of new right of use assets and corresponding lease liabilities on the Company's balance sheet for operating leases. The adoption of ASU 2016-02 is expected to result in recognition of additional operating liabilities with corresponding right of use assets of the same amount.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2018

10. Income Taxes

For the year ended December 31, 2018, the Company's operations were included in the consolidated Federal and certain combined and unitary state and local income tax returns of the Parent. Intercompany receivables and/or payables related to federal income taxes have been settled as of December 31, 2018 of $6.0 million. State and local taxes that are not filed on a consolidated basis are included in income tax receivables and/or payable and amounted to $0.2 million. For the year ended December 31, 2018 the net income tax benefit consists of the following components (in thousands):

Current income taxes benefit:

Federal	$	5,445
State and local		1,440
		6,885

Deferred income taxes expense:

Federal		(303)
State and local		(148)
		(451)
Income tax benefit	$	6,434

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the following (in thousands):

Computed tax benefit at statutory rate (21%)	$	5,415
Reduction in income tax benefits resulting from:		
State income taxes, net of federal tax benefit		1,079
Nondeductible expenses		(17)
Tax rate change on deferred taxes		(90)
Other, net		47
Income tax benefit	$	6,434

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax liability at December 31, 2018 was comprised of the following (in thousands):

Deferred tax assets:		
Accrued expenses	$	898
Deferred sales commissions		23
Pension liability		976
Allowance for bad debt expense		134
Deferred Tax Assets		2,031
Deferred tax liabilities:		
Depreciation		(806)
Contract asset		(3,850)
Deferred Tax Liabilities		(4,656)
Net deferred tax liability	$	(2,625)

On December 22, 2017, the President signed the "Tax Cuts and Jobs Act" (H.R. 1) into law. This represents the first major overhaul of the federal income tax in more than 30 years. Among other effects, the bill lowers the corporate income tax rate from 35% to 21% beginning in 2018. The change in the corporate income tax rate in the corporate provisions are permanent, as such; management adjusted the value of the Company's deferred tax items in 2017.

11. Litigation

In the normal course of operations the Company could be a defendant in lawsuits and arbitrations involving claims for damages of the type normally associated with the Company's business. Management does not expect the ultimate liability, if any, with respect to such matters will have a material impact on its financial condition, results of operations and cash flows.

12. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company elected to use the alternative method permitted by this Rule, which requires that net capital, as defined shall not be less than the greater of 2% of aggregate debit items arising from customer security transactions or $250 thousand. At December 31, 2018, the Company had net capital of $27.1 million or, an excess of $26.9 million over required net capital.

Schedule 1

**Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934
As of December 31, 2018
(in thousands)**

Computation of Net Capital

Total stockholder's equity	$ 51,676
Deductions and/or charges:	
Nonallowable assets	
Due from affiliates	838
Leasehold improvements and equipment	5,507
Long Term Receivable	15,400
Prepaid expenses and miscellaneous receivables	1,270
Deferred sales commission	172
Other assets	1,330
Other Deductions and/or charges	-
Total deductions and/or charges	24,517
Net capital before haircuts on securities positions	27,159
Haircuts on securities positions:	
Other securities	81
Total haircuts on securities positions	81
Net Capital	$ 27,078

Computation of Alternative Net Capital Requirement

Net capital requirement (greater of $250,000 or 2% of aggregate debits)	$ 250
Net capital in excess of requirement	$ 26,828

Note

The computation as of December 31, 2018 of the Company included in its unaudited Form X-17A-5, filed with the FINRA on January 24, 2019 does not differ materially from the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 2

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2018
(in thousands)

	2018
Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$ 3,002
Customer Securites Failed to Receive	10
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calander days	-
Other	1,090
Total Credits	$ 4,102
Debit Balances	—
Reserve Computation	
Excess of total credits over total debits	$ 4,102
Amount held on deposit in Special Reserve Bank Account at December 31, 2018	$ 3,987
Amount of deposit on January 3, 2019	615
Amount on deposit in Special Reserve Bank Account on January 3, 2019	$ 4,602

Note

The computation as of December 31, 2018 of the Company included in its unaudited Form X-17A-5, filed with the FINRA on January 24, 2019 does not differ materially from the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 3

Information for Control Requirements
under Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2018

1 Customers' fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3: $ —

    A   Number of Items   —

2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ —

    A   Number of Items   —

(See accompanying Report of Independent Registered Public Accounting Firm)